NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 Third Avenue
                             New York, NY 10158-0180

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
               RESPONDS TO STOCKHOLDER GROUP'S AMENDED 13D FILING


     NEW YORK, NY, November 28, 2005 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) today announced its response to the Schedule 13D amendment filing made on November 23, 2005 by a stockholder group including Phillip Goldstein and others (the "Goldstein Group"). In that filing, the Goldstein Group reported that it had intentionally triggered the Fund's poison pill by purchasing 300 shares of the Fund's common stock. This purchase reportedly caused the Goldstein Group's position in the Fund's common stock to exceed - by 25 shares - the 11.5% triggering threshold of the poison pill. The Goldstein Group reported that its November 23 purchase was prompted by dissatisfaction that several Fund Directors, with whom representatives of the Goldstein Group had met the day before, did not commit to recommend termination of the poison pill.

     The Fund's Board of Directors met today and, by unanimous vote of the Directors present, determined not to implement the provisions of the poison pill in these circumstances, although it reserves its right to do so in response to significant purchases of common stock by the Goldstein Group or others. The Board determined that the share purchase by the Goldstein Group does not present the type of threat to Fund stockholders that the poison pill was designed to repel, and that the changes in proportional ownership that would be caused by implementing the poison pill in these circumstances would be infinitesimal. In the Board's view, invoking the provisions of the poison pill at this time would not serve the interests of Fund stockholders.

     To clarify the purpose and intent of the poison pill, the Fund has amended the poison pill, consistent with its terms, to provide expressly that its implementation is not required when the triggering threshold is exceeded by an acquisition that the Board determines to be DE MINIMUS.

     Attached is a copy of the letter that the Fund sent today to Phillip Goldstein.

Contact:                                                  Media Contact:
Peter Sundman                                             Randall Whitestone
Chief Executive Officer                                   Lehman Brothers
Neuberger Berman Real Estate Income Fund Inc.             (212) 526-0542
(877) 461-1899


FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
          LOS ANGELES                                             MUNICH
          213-892-4000        NEW YORK, N.Y. 10005-1413      49-89-25559-3600
       FAX: 213-629-5063              _________           FAX: 49-89-25559-3700

                                     212-530-5000
           PALO ALTO                                            FRANKFURT
          650-739-7000            FAX: 212-530-5219          49-69-7593-7170
       FAX: 650-739-7100                                   FAX: 49-69-7593-8303

        WASHINGTON, D.C.                                          TOKYO
          202-835-7500          MICHAEL L. HIRSCHFELD         813-3504-1050
       FAX: 202-835-7586               PARTNER              FAX: 813-3595-2790
                                  DIRECT DIAL NUMBER
                                     212-530-5832
                                  FAX: 212-822-5832
             LONDON                                             HONG KONG
        44-207-448-3000                                       852-2971-4888
      FAX: 44-207-448-3029                                  FAX: 852-2840-0792
                                  November 28, 2005
                                                                SINGAPORE
                                                               65-6428-2400
                                                            FAX: 65-6428-2500

Mr. Phillip Goldstein
60 Heritage Drive
Pleasantville, NY 10570

     Re:  Neuberger Berman Real Estate Income Fund Inc.

Dear Mr. Goldstein:

     We write on behalf of Neuberger Berman Real Estate Income Fund Inc. ("NRL" or the "Fund") with respect to the amendment to the Schedule 13D (the "Amended
Schedule 13D") filed by you and certain affiliates (the "Goldstein Group") on November 23, 2005. The Amended Schedule 13D announced that the Goldstein Group had intentionally triggered NRL's poison pill by purchasing an additional 300 shares of the Fund's common stock ("common shares") on November 23, 2005. It appears from the Amended Schedule 13D that, as a result of this purchase, the Goldstein Group's holdings of NRL common stock exceed, by 25 shares, the 11.5% triggering threshold of the poison pill. The Amended Schedule 13D notes that representatives of the Goldstein Group had met with four NRL directors the day before, and explains the Goldstein Group's actions as a response to the unwillingness of those directors to commit to recommend termination of the poison pill. Your actions and those of your colleagues appear to have been intended as a "no risk" attempt to test the validity of the pill and remove it as an impediment to further acquisition of shares by the Goldstein Group.

     NRL's Board of Directors announced today that it has determined not to implement the provisions of the poison pill in response to the Goldstein Group's recently reported 300-share purchase, although it reserves its right to do so in response to significant purchases of common shares by the Goldstein Group or others. The Board of Directors has determined that the share purchase by the Goldstein Group does not present the type of threat to NRL's stockholders that the poison pill was designed to repel. The changes in proportional ownership that would flow from an implementation of the poison pill's provisions in these circumstances would be essentially non-existent. In the Board's view, therefore, implementing the provisions of the poison pill at this time would not serve the interests of NRL's stockholders, as contemplated by the poison pill.(1)

     As you know, NRL first adopted a poison pill in September 2004, in response to the hostile tender offer for control of NRL initiated by Stewart Horejsi and his affiliates. In October 2004, the United States District Court for the District of Maryland upheld the validity of the poison pill. Since then, as the Horejsi parties have continued their tender offer, NRL has periodically adopted new poison pills, to ensure continuity of stockholder protection.

     The poison pill is designed to discourage hostile bidders and others seeking to amass a large position in NRL common shares without Board approval by threatening them with dilution of their stock interest. Under the provisions of the poison pill, after a person or group becomes an "Acquiring Person," NRL would issue to stockholders, other than the Acquiring Person, Right Certificates enabling the stockholders to acquire, for minimal consideration, six additional NRL common shares for each common share they hold. The Acquiring Person, however, would only receive such Right Certificates associated with common shares held up to the 11.5% triggering threshold, but would not receive Right Certificates associated with common shares held above the 11.5% threshold - thus causing dilution of the Acquiring Person's interest. In lieu of requiring stockholders to follow the formality of actually submitting their Right Certificates along with the required payment, the Board of Directors has the option to exchange the Rights, in whole or in part, for the common shares that would be issued upon their exercise.

     Because the Amended Schedule 13D indicates that the Goldstein Group owns only 25 shares above the 11.5% threshold, the Goldstein Group would not suffer significant dilution if the provisions of the poison pill were implemented. As we have calculated, the Goldstein Group's ownership interest would decline from a reported 11.5006% to 11.50015% - a reduction of only 0.00045%. Accordingly, contrary to the statements in the Amended Schedule 13D, the Goldstein Group has not "put its money where its mouth is," but rather has attempted a risk-free challenge to the poison pill, which would callously impose upon NRL's stockholders the costs associated with implementing the provisions of the poison pill in circumstances where doing so would serve no purpose.

     As you are aware, Full Value Partners L.P., with which you are affiliated, sued NRL in October 2004, challenging the propriety of the takeover defenses adopted in response to the Horejsi tender offer and alleging that the proper response to the tender offer would have been for the Board to open end the Fund or otherwise provide that all stockholders could sell their shares at net asset value - regardless of any effect that might have on the Fund as an ongoing investment vehicle for the other stockholders. During their meeting with NRL directors on November 23, members of the Goldstein Group repeated this contention, and it appears that the Goldstein Group's actions in attempting to trigger the poison pill - which could compromise its effectiveness as a defense to the Horejsi tender offer - are intended to force the Fund to abandon the Fund's poison pill takeover defense.

     NRL's directors have repeatedly informed the Goldstein Group that they have examined and continue to examine all options available to NRL. The Board believes that it has obligations to all NRL stockholders and cannot respond


----------
(1) To clarify the purpose and intent of the poison pill, the Fund has amended the poison pill, consistent with its terms, to provide expressly that its implementation is not required when the triggering threshold is exceeded by an acquisition that the Board determines to be DE MINIMUS.

solely in accordance with the views of the few arbitrageurs, like you and the other members of the Goldstein Group, who have made purchases of NRL common shares since the announcement of the Horejsi tender offer, betting that the Fund will open end. The thrust of the Goldstein Group's presentation to the NRL directors on November 23 was that NRL should ignore stockholders who are not actively agitating for NRL to be converted to an open end fund. At one point during the meeting you referred to NRL's non-activist stockholders as "brain dead" or "in a nursing home" and asserted that these stockholders were unworthy of protection by the Board.

     The Board of Directors does not agree with your views and those of your colleagues in the Goldstein Group. The Board will continue to conduct itself, with respect to the Horejsi tender offer, and with respect to the issues presented by the Goldstein Group, in the manner it believes best protects the interests of all NRL stockholders.

                                Very truly yours,


                                Michael L. Hirschfeld

cc: Arthur Delibert, Esq.